Exhibit 99.3

Consent of KPMG LLP

KPMG LLP Chartered Accountants Suite 3300 Commerce Court West PO Box 31 Stn Commerce Court Toronto ON M5L 1B2 Canada	Telephone Fax Internet	(416) 777-8500 (416) 777-8818 www.kpmg.ca

The Board of Directors
Royal Group Technologies Limited

We consent to inclusion in the Form 40-F of the Company of our report dated March 30, 2005, relating to the consolidated balance sheets of the Company as at December 31, 2004 and September 30, 2003 and the related consolidated statements of earnings, retained earnings and cash flows for the fifteen months ended December 31, 2004 and the year ended September 30, 2003.

/s/ KPMG LLP
Chartered Accountants
Toronto, Canada

May 13, 2005